FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 - 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

February 14, 2025.

Item 3.News Release

The news release (the “News Release”) was issued on February 10, 2025 and disseminated by Stockwatch.

Item 4.Summary of Material Change

The Company announced its delisting from the Canadian Securities Exchange (“CSE”), to be effective at close of day on February 14, 2025.

Item 5.Full Description of Material Change

The Company announced that that it has received CSE approval for a voluntary delisting of its common shares from the CSE. The delisting from the CSE will not affect the company's listing on the Nasdaq Global Market. The common shares will continue to trade on the Nasdaq under the symbol “BHST”.

The company believes that the trading volume of its shares on the CSE no longer justifies the expenses, administrative efforts, and regulatory burdens required to maintain a dual listing. The company also believes that delisting from the CSE will create a central marketplace for its common shares on the Nasdaq and ultimately benefit the long-term liquidity and shareholder value of the company. For these reasons, BioHarvest’s management team and Board of Directors have made the decision to voluntarily delist from the CSE, consolidating the trading of its shares to Nasdaq. All shareholders can continue trading BioHarvest’s shares on Nasdaq under the symbol “BHST”.

The Company is grateful to the CSE for providing its initial opportunity to access public markets.

It is expected that the close of business on Friday, February 14, 2025, will be the final trading day for BioHarvest on the CSE.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

February 14, 2025